AB 3/22/06

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06005883

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SEC FILE NUMBER
8- 49022

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASHINGTON, DC 158

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Carol A. Christopher NOTARY PUBLIC - STATE OF KANSAS

NAME OF BROKER-DEALER: Brecek & Young Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Iron Point Road, Suite 100
(No. and Street)

Folsom (City) CA (State) 95630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Brownfield (785) 438-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 02 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara L. Brownfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brecek & Young Advisors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol A. Christopher
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5/7/08

Tamara L Brownfield
Signature

Tamara L. Brownfield
Financial and Operations Principal
Title

Carol A Christopher
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brecek & Young Advisors, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2005

Contents

Ernst & Young

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brecek & Young Advisors, Inc.

We have audited the accompanying statement of financial condition of Brecek & Young Advisors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2006,
except for Note 10, as to which
the date is February 28, 2006

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2005
(In Thousands, Except per Share Data)

Assets	
Cash and cash equivalents	$1,354
Deposit with clearing broker	50
Commissions receivable	2,108
Income taxes recoverable – parent	188
Deferred income taxes	807
Property and equipment, less accumulated depreciation of $602	392
Other receivables	353
Other assets	490
Intangible assets	130
Total assets	$5,872
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$1,947
Accounts payable	431
Accrued expenses	328
Total liabilities	2,706
Stockholder's equity:	
Preferred stock, 10,000 shares authorized, issued, and outstanding, Series A Voting, $.001 par value, liquidation preferences of $1,082,162	1,000
Preferred stock, 15,000 shares authorized, issued, and outstanding, Series B Voting, $.001 par value, liquidation preferences of $1,584,452	1,500
Common stock, Class A Voting, $.001 par value, 10,000,000 shares authorized, 571,053 shares issued and outstanding	13
Common stock, Class B Nonvoting, $.001 par value, 10,000,000 shares authorized, 386,109 shares issued and outstanding	2,870
Accumulated deficit	(2,217)
Total stockholder's equity	3,166
Total liabilities and stockholder's equity	$5,872

See accompanying notes.

Brecek & Young Advisors, Inc.

Statement of Operations

Year Ended December 31, 2005
(In Thousands)

Revenues:	
Commissions	$22,838
Advisory fees	5,427
Investment income	55
Other income	723
Total revenues	29,043
Expenses:	
Commissions	22,529
Salaries, wages, and benefits	4,185
Depreciation expense	179
Other operating expenses	3,004
Total expenses	29,897
Loss before income tax benefit	(854)
Income tax benefit	(299)
Net loss	$ (555)

See accompanying notes.

Brecek & Young Advisors, Inc.

Statements of Changes in Stockholder's Equity
(In Thousands)

	Preferred Stock		**Common Stock**			**Total**
	Class A	**Class B**	**Class A Voting**	**Class B Nonvoting**	**Accumulated Deficit**	**Stockholder's Equity**
Balance at January 1, 2005	$1,000	$ –	$13	$2,870	$(1,662)	$2,221
Issuance of Class B preferred stock for cash	–	1,500	–	–	–	1,500
Net loss and comprehensive loss	–	–	–	–	(555)	(555)
Balance at December 31, 2005	$1,000	$1,500	$13	$2,870	$(2,217)	$3,166

See accompanying notes.

Brecek & Young Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2005
(In Thousands)

Operating activities	
Net loss	$ (555)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of intangible assets	12
Depreciation	179
Loss on disposal of property and equipment	212
Deferred income tax benefit	(111)
Changes in operating assets and liabilities:	
Change in net commissions receivable/payable	51
Increase in income tax recoverable – parent	(188)
Increase in other receivables and other assets	(692)
Increase in accounts payable and accrued expenses	142
Net cash used in operating activities	(950)
Investing activities	
Purchases of property and equipment	(160)
Net cash used in investing activities	(160)
Financing activities	
Proceeds from issuance of preferred stock	1,500
Net cash provided by financing activities	1,500
Net increase in cash and cash equivalents	390
Cash and cash equivalents at beginning of year	964
Cash and cash equivalents at end of year	$1,354

See accompanying notes.

Brecek & Young Advisors, Inc.

Notes to Financial Statements

December 31, 2005

1. Ownership and Nature of Business

Brecek & Young Advisors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is a California corporation and was incorporated on January 9, 1996.

The Company is registered as an Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company engages primarily in the brokerage of mutual funds and other investment company products. The Company is an introducing broker/dealer in that it holds no securities for the account of customers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from such estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit With Clearing Broker

National Financial Services Corporation (NFSC) requires $50,000 on deposit in an escrow account to engage its services. NFSC is a broker and dealer registered with the Securities and Exchange Commission (SEC) and engages in the business of executing and clearing transactions and carrying the accounts of brokers and dealers and their customers.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment, including furniture and fixtures, data processing hardware, and related systems, are recorded at cost less accumulated depreciation. The related provisions for depreciation are computed using the straight-line method over the estimated lives of the assets, which generally range from three to seven years.

The following is a summary of property and equipment at cost less accumulated depreciation at December 31, 2005 (in thousands):

Data processing equipment	$527
Computer software	77
Other	276
Furniture	114
	994
Less accumulated depreciation	602
	$392

Recognition of Revenues

The Company receives commissions related to distribution of mutual funds and annuity products. These commissions are recognized as revenue when earned.

Commissions Receivable

The Company believes the commissions receivable are fully collectible, and there is no allowance for doubtful accounts at December 31, 2005.

Amortization

The intangible asset consisting of purchased customer accounts is being amortized over 15 years on a straight-line basis.

2. Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit is included in income tax benefit in the Company's statement of operations and is based on the changes in deferred tax assets or liabilities from period to period. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off.

3. Other Receivables and Other Assets

Other receivables include notes receivable of $72,000 from vendors and agents, agent advances of $97,000, commissions due from Security Benefit Life Insurance Company (SBL) of $78,000, receivables from agents of $74,000 which have been offset by an allowance for doubtful accounts of $13,000, and other miscellaneous receivables of $32,000.

Other assets include $410,000 of prepaid expenses and $80,000 of deposits.

4. Intangible Assets

Intangible assets consist of customer accounts acquired during 2001 with a carrying value at December 31, 2005, as follows (in thousands):

Cost	$191
Less accumulated amortization	61
	$130

The estimated amortization expense for the current year and each of the next five years is approximately $12,000.

5. Employee Benefit Plans

The Company maintains a 401(k) retirement plan for substantially all of its employees. The Company matches 100% of employee contributions up to the first 3% of compensation and 50% of the next 2% of compensation. For the year ended December 31, 2005, the Company's contribution to the plan was $100,000 and is included in salaries, wages, and benefits in the statement of operations.

6. Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. The deferred income tax benefit is the approximate amount the Company's parent will receive in the future for utilization of net operating loss carryforwards that were generated by the Company. No benefit was recognized for state taxes, as the utilization of state net operating losses by the Company's parent is not certain. The Company's income tax benefit as shown on the statement of operations for the year ended December 31, 2005, consists of the following (in thousands):

Current benefit	$(188)
Deferred benefit	(111)
Total income tax benefit	$(299)

7. Lease Commitments

Aggregate annual rentals for office space in Folsom, California, and Cincinnati, Ohio, under noncancellable operating leases with terms in excess of one year are as follows (in thousands):

2006	$ 671
2007	686
2008	608
2009	531
2010	531
Thereafter	1,061
	$4,088

7. Lease Commitments (continued)

Office rent expense of $642,000 for the year ended December 31, 2005, is included in other operating expenses in the statement of operations.

The Company subleases a portion of its office facility under operating leases. The Company recognized $31,000 in other income in the statement of operations during 2005. The expected future minimum rents to be received are as follows (in thousands):

2006	$133
2007	137
2008	133
2009	113
2010	96
	$612

8. Related-Party Transactions

On April 14, 2004, the Company and its shareholders entered into an Agreement and Plan of Merger (the Merger Agreement) with SBC. The Merger Agreement was amended and consummated on August 12, 2004. SBC acquired all of the outstanding Class A and Class B common stock from the shareholders with cash and deferred purchase payments over a five-year period. SBC also owns all the preferred stock issued.

In accordance with the Merger Agreement and subsequent to the merger, the Company established a cash bonus award for the Company's top producing representatives and certain key employees as well as various employment agreements as more fully described in Note 9.

SBC provides systems and staff to support the Company's operations as needed. However, the Company has continued to operate independently with no intercompany charges or allocations between the Company and SBC.

The Company has a marketing allowance receivable of $78,000, reflected in other receivables on the statement of financial condition. This other receivable is due from SBL, a subsidiary of SBC.

9. Contingencies

In accordance with the Merger Agreement, the Company established and maintains a cash bonus award for the Company's top producing representatives and certain key employees. They will, in the aggregate, be entitled to receive an "annual cash bonus amount" on the first, second, third, fourth, and fifth anniversaries of the closing date (August 12, 2004), pursuant to a formula defined in the Merger Agreement based on the trailing 12-month earnings before taxes for the 12-month period ending on the anniversary dates, with certain reductions determined by the formula.

In addition, in accordance with the Merger Agreement, the Company offered stay-pay arrangements with certain eligible key employees contingent upon the key employees continuing employment with the Company. The maximum aggregate amount payable under the arrangements is $610,000 with 10% of the total amount for each employee to be paid by the Company to the employee either semiannually or annually from August 12, 2005 through August 12, 2008. The remaining 60% of the total amount will be paid on the fifth anniversary of the closing date (August 12, 2009) according to schedules outlined between each employee and the Company and if such employee is employed by the Company on each applicable payment date. The Company is accruing the expense of $(610,000) ratably over the five-year period ending August 12, 2009.

At December 31, 2005, $80,000 is included in accrued expenses on the statement of financial condition, and $118,000 is included in salaries, wages, and benefits on the statement of operations for the year ended December 31, 2005.

10. Preferred Stock

On November 23, 2004, 10,000 shares of Series A voting preferred stock were authorized and issued, and on April 4, 2005, 15,000 shares of Series B voting preferred stock were authorized and issued. Both series of preferred stock rank senior to Class A voting common stock and Class B nonvoting common stock with respect to dividend rights and rights on liquidation, dissolution, and winding up. Dividends accrue at 7.20% on the Series A preferred stock and 7.48% on the Series B preferred stock of the initial liquidation value ($100) of each share from the date of issuance to the date on which the liquidation value has been paid in full. Accrued dividends are payable on the last business day of each quarter. Unpaid dividends accrue and accumulate on each dividend payment date, but are not recorded in the financial statements until declared. Unpaid dividends at December 31, 2005, were $167,000.

10. Preferred Stock (continued)

To the extent permitted under applicable law and the Net Capital Rule, as amended from time to time, including, but not limited to Rule 15c3-1(e), the preferred stock is redeemable at the option of the Company for cash at a price per share equal to the liquidation value (initial liquidation value plus all accrued and unpaid dividends as of the date of redemption). Upon initial issuances, the preferred stock contained a clause requiring the Company to redeem all remaining outstanding shares of the preferred stock at a price per share equal to the liquidation value on November 23, 2009, if and to the extent the Company could do so consistent with applicable law, including the SEC's Net Capital Rule. The Company's initial intent of the preferred stock issuance was to provide permanent equity to the Company. Thus, effective February 28, 2006, the Company eliminated the redemption requirement.

On November 10, 2005, the Company agreed to sell to SBC up to 20,000 shares of Series C preferred stock at $100 per share. Purchase dates can occur through May 31, 2006. At December 31, 2005, no purchases had taken place. Proceeds will be used to fund loans to newly recruited representatives.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital is $792,000, which is $602,000 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005, was 3.6 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid, and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

Supplemental Information

Brecek & Young Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

	(In Thousands)
Net capital	
Stockholder's equity	$3,166
Less non-allowable assets:	
Income tax recoverable – parent	(188)
Deferred income taxes	(807)
Property and equipment	(392)
Other receivables	(367)
Other assets	(490)
Intangible assets	(130)
	(2,374)
Net capital before haircuts on securities positions	792
Haircuts on securities, computed pursuant to rule 15c3-1(c)(2)(vi)(D)(1)	
Deduction for money market funds	–
Net capital	$ 792
Aggregate indebtedness	
Commissions payable	$1,947
Accounts payable	431
Accrued expenses	472
Aggregate indebtedness	$2,850
Computation of basic net capital requirement	
Minimum net capital (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 190
Excess net capital	$ 602
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 507
Ratio of aggregate indebtedness to net capital	360%

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2005.

Brecek & Young Advisors, Inc.

Exemptive Provision Under Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Brecek & Young Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Brecek & Young Advisors, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2006